Exhibit 99.2

ESCROW AGREEMENT

This ESCROW AGREEMENT, dated as of February 3, 2010 (this “Escrow Agreement”), is by and among West Central Cooperative, an Iowa cooperative (“West Central”), the persons identified on Exhibit A attached hereto (each, a “USBG Member” and collectively, the “USBG Members”), Wilcox, Polking, Gerken, Schwarzkopf & Copeland, P.C., as escrow agent (the “Escrow Agent”) and, solely for purposes of its obligations pursuant to Section 9(g) hereof, REG Newco, Inc., a Delaware corporation (“ REG”).

RECITALS

A. West Central is the owner of 9,500,000 shares of common stock of REG.

B. West Central and the USBG Members (the “Parties”) wish to set aside in escrow a portion of West Central’s shares of REG common stock to be transferred to the USBG Members pro rata in accordance with their respective pro rata shares set forth next to their names on Exhibit A attached hereto (each USBG Member’s “Pro Rata Share”) if they receive less than a certain dollar amount in proceeds in a liquidation event for REG.

AGREEMENT

Accordingly, in consideration of the recitals and of the respective agreements and covenants contained herein, and intending to be legally bound hereby, the Parties, the Escrow Agent and, as applicable, REG agree as follows:

Section 1. Deposit of Escrow Funds. On the date hereof, West Central shall, deliver or caused to be delivered to the Escrow Agent TWO MILLION (2,000,000) shares of common stock of REG (the “REG Common Stock”) by delivery of stock certificates in the name of West Central (the “Escrow Shares”), accompanied by stock powers duly endorsed in blank attached thereto. As used herein, the term “Escrow Funds” shall mean the Escrow Shares and any other property deposited in escrow pursuant to Section 7 hereof, less any distributions made hereunder. The Escrow Funds will be held in trust and will not be subject to any lien or attachment of any creditor of any party hereto and will be used solely for the purposes and subject to the conditions set forth herein. The Escrow Shares shall be delivered to the Escrow Agent by a bonded carrier against receipt therefor by the Escrow Agent. The Escrow Funds shall be held by the Escrow Agent in a separate account (the “Escrow Account”) for the benefit of the Parties as provided in this Escrow Agreement.

Section 2. Acceptance of Appointment as Escrow Agent. The Escrow Agent, by executing this Escrow Agreement, accepts the appointment as the Escrow Agent hereto and agrees to hold and distribute the Escrow Funds, as applicable, in accordance with the terms of this Escrow Agreement.

Section 3. Certain Tax Matters. The Parties each will submit a completed signed and dated form W-8 or W-9 to the Escrow Agent at signing. In addition, all interest or other income earned under this Escrow Agreement shall be reported, allocated and/or paid to West Central and treated as owned by West Central for all tax purposes, and such income shall be reported to the IRS or any other taxing authority on a cash basis in a manner consistent therewith. The Escrow Agent shall withhold any taxes it deems appropriate and shall remit such taxes to the appropriate authorities. Any tax returns or reports required to be prepared and filed on behalf of or by the Escrow Account will be prepared and filed by West Central and the Escrow Agent shall have no responsibility for the preparation and/or filing of any tax return with respect to any income earned by the Escrow Account. In addition, any tax or other payments (including penalties and interest thereon) required to be made pursuant to such tax return or filing will be paid by BCA. The Escrow Agent shall have no responsibility for such payment unless directed to do so by the appropriate authorized party.

Section 4. Release of Escrow Funds Due to Liquidation Event.

(a) Upon a liquidation, dissolution or winding up of REG or an Acquisition (as defined in the Certificate of Designation of Series and Determination of Rights and Preferences of Series A Convertible Preferred Stock of REG Newco, Inc.), in any case other than with respect to the proposed merger pursuant to the Second Amended and Restated Agreement and Plan of Merger executed November 20, 2009 (the “Merger Agreement”) by and among REG, REG Merger Sub, Inc. and Renewable Energy Group, Inc. (a “Liquidation Event”), and if the USBG Members or their successors or assigns collectively receive less than $80,000,000.00 in proceeds pursuant to the Liquidation Event, then each USBG Member shall be entitled to receive out of the Escrow Account such USBG Member’s Pro Rata Share of the number of Escrow Shares, valued at the price implied by the Liquidation Event, and any other Escrow Funds sufficient to make up the shortfall in the USBG Members’ proceeds; provided that the aggregate distribution to the USBG Members shall be capped at the Escrow Shares and any other property comprising the Escrow Funds. In connection with a Liquidation Event, West Central and the USBG Representative (as defined below) shall promptly deliver to the Escrow Agent a written notice of the number of Escrow Shares and the number or amount of any other Escrow Funds to be distributed to each USBG Member substantially in the form attached hereto as Exhibit B (a “Joint Instruction Letter”), and the Escrow Agent shall promptly release and distribute to the USBG Members the Escrow Shares and/or other Escrow Funds in accordance with the Joint Instruction Letter. The released Escrow Shares and/or other Escrow Funds shall be delivered by a bonded carrier against receipt therefor by the USBG Members. The Escrow Agent shall be entitled to rely entirely on the instructions contained in the Joint Instruction Letter delivered pursuant to this Section 4(a) and shall have no duty to verify such calculations for accuracy.

(b) In the event that any shares of REG Preferred Stock or Common Stock held by the USBG Members are transferred to any individual, entity or other person other than a USBG Member or a successor to USRG HoldCo V, LLC collectively controlled by the same individuals, entities or other persons, the number of Escrow Shares will be reduced to an amount equal to (i) the original two million Escrow Shares multiplied by a fraction, (ii) the numerator of which is 7,638,804 less the cumulative number of shares so transferred, and (iii) the denominator of which is 7,638,804.

(c) After any transfer pursuant to a shortfall resulting from a Liquidation Event is made in accordance with Section 4(a) hereof, West Central and the USBG Representative shall promptly, but not later than five (5) business days after such transfer, execute and deliver to the Escrow Agent a Joint Instruction Letter directing the Escrow Agent to release any remaining Escrow Funds to West Central. Promptly following the Escrow Agent’s receipt of such Joint Instruction Letter, the Escrow Agent shall release and distribute any remaining Escrow Funds to West Central in accordance with the instructions contained in the Joint Instruction Letter. Such Escrow Funds shall be delivered by a bonded carrier against receipt therefor by West Central. The Escrow Agent shall be entitled to rely entirely on the Parties’ calculations for any amounts released contained in the Joint Instruction Letter and shall have no duty to verify such calculations for accuracy.

Section 5. Release of Escrow Funds.

(a) On the tenth (10th) anniversary of the date of this Agreement (the “Final Release Date”), the Escrow Agent shall release and distribute to West Central the remainder of the Escrow Funds.

(b) The Escrow Agent shall be entitled to rely entirely on the Parties’ calculations for any amounts released pursuant to this Section 5 and shall have no duty to verify such calculations for accuracy.

Section 6. Voting Rights. No USBG Member shall be entitled to exercise voting rights with respect to the Escrow Shares until such time as they are released to such USBG Member.

Section 7. Dividends, Etc. Any cash, securities, or other property distributable (whether by way of dividend, stock split or otherwise) in respect of the Escrow Shares shall be deposited in the Escrow Account and held by the Escrow Agent for the benefit of the Parties as provided in this Escrow Agreement and shall be considered Escrow Funds for all purposes of this Agreement.

Section 8. Fractional Shares. No fractional shares of REG common stock shall be retained in or released from the Escrow Funds pursuant to this Escrow Agreement. In connection with any release and distribution of the Escrow Shares from the Escrow Funds, all such shares shall be rounded to the nearest whole number.

Section 9. Rights and Responsibilities of the Escrow Agent.

(a) Duties. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments that may be due it or the Escrow Funds. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s gross negligence, willful misconduct or bad faith was the primary cause of any loss to any of the Parties. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys (and shall be liable only for the careful selection of any such agent or attorney) and may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto that, in its opinion, conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction. The Escrow Agent may interplead all of the assets held hereunder into a court of competent jurisdiction or may seek a declaratory judgment with respect to certain circumstances, and thereafter be fully relieved from any and all liability or obligation with respect to such interpleaded assets or any action or non action based on such declaratory judgment. Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. No party to this Escrow Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Escrow Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control.

(b) Reliance on Orders. If any Escrow Funds are at any time attached, garnished or levied upon under any court order or in case the release of any such Escrow Funds is stayed or enjoined by any court order, or in case any order, judgment or decree is made or entered by any court affecting such Escrow Funds or any part thereof, then and in any of such events, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree that it is advised by legal counsel is binding upon it. If the Escrow Agent complies with any such order, writ, judgment or decree, it will not be liable to any of the Parties or to any other person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

(c) Liability. The Escrow Agent will not be liable for any act taken or omitted under this Escrow Agreement if taken or omitted by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the

Escrow Agent’s gross negligence, willful misconduct or bad faith was the primary cause of any loss to any of the Parties. The Escrow Agent will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(d) Resignation. The Escrow Agent, and any successor escrow agent, may resign at any time as the Escrow Agent hereunder by giving at least thirty (30) days written notice to each of the Parties. Upon such resignation and the appointment of a successor escrow agent, the resigning Escrow Agent will be absolved from any and all liability in connection with the exercise of its powers and duties as the Escrow Agent hereunder except for liability arising in connection with its gross negligence, willful misconduct or bad faith. Upon their receipt of notice of resignation from the Escrow Agent, West Central and the USBG Representative will use reasonable efforts jointly to designate a successor escrow agent. In the event West Central and the USBG Representative do not agree upon a successor escrow agent within thirty (30) days after the receipt of such notice, the Escrow Agent so resigning may petition any court of competent jurisdiction for the appointment of a successor escrow agent or other appropriate relief and any such resulting appointment will be binding upon all of the Parties. By mutual agreement, West Central and the USBG Representative will have the right at any time upon not less than ten (10) days written notice to the Escrow Agent to terminate their appointment of the Escrow Agent, or successor escrow agent, as the Escrow Agent. The Escrow Agent or successor escrow agent will continue to act as Escrow Agent until a successor is appointed and qualified to act as the Escrow Agent.

(e) Conflicting Demands. In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent that are directly related to its duties under this Escrow Agreement, the Parties agree that the Escrow Agent will take no action until (i) such action is agreed to in writing by the Parties or (ii) the issuance of a court order by a court of competent jurisdiction directing the Escrow Agent with respect to the action that is the subject of the conflicting demands or notices.

(f) Indemnification. West Central and the USBG Members hereby agree, severally and not jointly, to indemnify the Escrow Agent for, and to hold the Escrow Agent harmless against, any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Escrow Agent, arising out of or in connection with the Escrow Agent’s entering into this Escrow Agreement and carrying out the Escrow Agent’s duties hereunder, including costs and expenses of successfully defending the Escrow Agent against any claim of liability with respect thereto. One-half of any payment made pursuant to this Section 9(f) will be paid by West Central and one-half will be paid by the USBG Members, severally and not jointly, in accordance with their Pro Rata Shares. The Escrow Agent may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(g) Fees and Expenses of Escrow Agent. The Escrow Agent will (i) be paid fees at its regular hourly rates for its services under this Escrow Agreement and (ii) be entitled to reimbursement for reasonable expenses (including the reasonable fees and disbursements of its counsel) actually incurred by the Escrow Agent in connection with its duties under this Escrow Agreement (such fees and expenses being hereinafter referred to collectively as the “Escrow Agent Fees and Expenses”). All Escrow Agent Fees and Expenses will be paid by REG.

Section 10. USBG Representative.

(a) Designation. The Parties have agreed that it is desirable to designate USRG Holdco V, LLC to be constituted and appointed as attorney-in-fact for and to act on behalf of the USBG Members for certain limited purposes, as specified herein (the “USBG Representative”). Execution of this Agreement by the USBG Members shall constitute ratification and approval of such designation. The USBG Representative shall have the right to resign and appoint a successor USBG Representative by providing thirty (30) days’ advance notice to West Central, the Escrow Agent and the other USBG Members.

(b) Authority and Rights. The USBG Representative shall have full power and authority to represent all of the USBG Members and their successors with respect to all matters arising under this Escrow Agreement, including, without limitation, the power to (a) execute and deliver any amendment, modification or waiver to this Escrow Agreement on behalf of and in the name of each USBG Member, (b) authorize the release or delivery of Escrow Funds and execute and deliver Joint Instruction Letters, (c) litigate, resolve, negotiate, settle, compromise and comply with orders of courts with respect to any claims under or with respect to this Escrow Agreement, (d) take any and all other actions specified in or contemplated by this Escrow Agreement and (e) take all actions necessary in the judgment of the USBG Representative for the accomplishment of the foregoing. The USBG Representative shall take any and all actions that it believes are necessary or appropriate under this Escrow Agreement for and on behalf of the USBG Members, as fully as such USBG Members were acting on their own behalf. All actions taken by the USBG Representative under this Escrow Agreement shall be binding upon all USBG Members and their successors as if expressly confirmed and ratified in writing by each of them. Without limiting the generality of the foregoing, the USBG Representative shall have full power and authority to interpret all terms and provisions of this Escrow Agreement and to consent to any amendment hereof on behalf of the USBG Members and their successors. West Central, the Escrow Agent and REG shall be entitled to rely on the appointment and treat the USBG Representative as the duly appointed representative of the USBG Members.

(c) Limitations on Liability; Expenses. The USBG Representative will have no liability to West Central, the Escrow Agent, REG, the USBG Members or their successors or assigns with respect to actions taken or omitted to be taken in its capacity as USBG Representative, and shall be entitled to indemnification from the USBG Members against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the USBG Representative (such indemnification rights to include, without limitation, the right to set off any such loss, liability or expense against any distributions due to the USBG Members, including Escrow Shares or other

Escrow Funds to be released to the USBG Members). All fees and expenses incurred by the USBG Representative pursuant to this Escrow Agreement shall be paid by the USBG Members in accordance with their Pro Rata Shares. For the avoidance of doubt, there shall be no recourse to the USBG Representative directly or personally for any payments required to be made by the USBG Representative in its capacity as such hereunder.

Section 11. Miscellaneous.

(a) Notices. All notices and other communications under this Escrow Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one (1) business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to West Central, to:

West Central

406 First Street

P.O. Box 68

Ralston, IA 51459

Attention: Jeffrey Stroburg

Facsimile: (712) 667-3399

With a copy to:

Wilcox, Polking, Gerken, Schwarzkopf & Copeland, P.C.

115 E. Lincolnway St., Suite 200

Jefferson, IA 50129-2149

Attention: John Gerken, Esq.

Facsimile: (515) 386-8531

If to a USBG Member, to the address specified on Exhibit A attached hereto.

With a copy to:

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, CA 90067

Attention: Gregory B. Klein, Esq.

Facsimile: (310) 203-7199

If to the Escrow Agent, to:

Wilcox, Polking, Gerken, Schwarzkopf & Copeland, P.C.

115 E. Lincolnway St., Suite 200

Jefferson, IA 50129-2149

Attention: John Gerken, Esq.

Facsimile: (515) 386-8531

(b) Binding Effect; Assignment. This Escrow Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Escrow Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Escrow Agreement except as provided below. No assignment of this Escrow Agreement or of any rights or obligations hereunder may be made by any of West Central, any USBG Member or the Escrow Agent (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, that each USBG Member shall be permitted to assign this Escrow Agreement or any of its rights or obligations hereunder to any person or entity to whom such USBG Member would be permitted to transfer shares of REG’s capital stock pursuant to the Stockholder Agreement to be executed by and among REG and certain of its stockholders upon closing of the Merger Agreement by and among REG and the holders of REG preferred stock and common stock signatory thereto, subject to such assignee’s execution and delivery of a joinder in a form reasonably satisfactory to West Central and the USBG Representative agreeing to be bound by the terms of this Escrow Agreement as if an original party hereto.

(c) Amendment and Waivers. This Escrow Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Escrow Agreement signed by the West Central, the USBG Representative, the Escrow Agent and REG. No action taken pursuant to this Escrow Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Escrow Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

(d) Governing Law. This Escrow Agreement and all matters based upon, arising out of or related to this Escrow Agreement or the negotiation, execution or performance of this Escrow Agreement shall be governed by and construed in accordance with the laws, both procedural and substantive, of the State of Iowa without regard to its conflict of laws provisions that if applied might require the application of the laws of another jurisdiction.

(e) Headings. The division of this Escrow Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Escrow Agreement. All references in this Escrow Agreement to any “Section” or “Exhibit” are to the corresponding Section or Exhibit of this Escrow Agreement unless otherwise specified.

(f) Termination. This Escrow Agreement will terminate at the time of the final distribution by the Escrow Agent of all Escrow Funds in accordance with the provisions of this Escrow Agreement. Section 9(f) will survive the termination hereof.

(g) Counterparts. This Escrow Agreement may be executed in one or more counterparts (including by means of facsimile or other electronic transmission), each of which will be deemed to be an original copy of this Escrow Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

(h) Severability. If any term or other provision of this Escrow Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Escrow Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Escrow Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(i) Waiver of Offset Rights. The Escrow Agent hereby waives any and all rights to offset that it may have against the Escrow Funds including, without limitation, claims arising as a result of any claims, amounts, liabilities, costs, expenses, damages, or other losses that the Escrow Agent may be otherwise entitled to collect from either of the Parties.

(j) General. The terms and provisions of this Escrow Agreement and the Merger Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof.

(k) Jury Waiver. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES ANY RIGHT TO A JURY TRIAL WITH RESPECT TO AND IN ANY ACTION, PROCEEDING, CLAIM, COUNTERCLAIM, DEMAND, DISPUTE OR OTHER MATTER WHATSOEVER ARISING OUT OF THE AGREEMENT.

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IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed by their respective duly authorized officers, as of the date first written above.

WEST CENTRAL: WEST CENTRAL COOPERATIVE

By:	/s/ Jeffrey Stroburg
Name: Jeffrey Stroburg
Title:

USBG MEMBERS: USRG HOLDCO V, LLC

By:	USRG Management Company,
LLC, its Manager

By:	/s/ Jonathan Koch
Name: Jonathan Koch
Title: Managing Director

OHANA HOLDINGS, LLC

By:	/s/ Michael G. Mohr
Name: Michael G. Mohr Title: Manager

JYCO, LLC

By:	/s/ Gregory R. Hardester
Name: Gregory R. Hardester Title: Manager

SUPREME OIL COMPANY, INC.

By:	/s/ Michael Leffler
Name: Michael Leffler
Title: Chief Executive Officer

MANDAM B.V.

By:	/s/ P.A.M. Verhaar
Name: P.A.M. Verhaar Title: Director

PADMA RAG DATTA TRUST

By:	/s/ E. Kyle Datta
Name: E. Kyle Datta Title: Trustee

JANE SU AND RICHARD CHOW REVOCABLE TRUST

By:	/s/ Richard Chow
Name: Richard Chow Title: Trustee

ESCROW AGENT: Wilcox, Polking, Gerken, Schwarzkopf & Copeland, P.C.

By:	/s/ John Gerken
John Gerken

REG NEWCO, INC.

By:	/s/ Jeffrey Stroburg
Name: Jeffrey Stroburg Title: CEO

Exhibit A

USBG Members

Name	Pro Rata Share
USRG HoldCo V, LLC 2425 Olympic Blvd Suite 6040 West Santa Monica, CA 90404 Attn: Derek Bacon	77.92%
Ohana Holdings, LLC 720 University Avenue, Suite 200 Los Gatos, CA 95032 Attn: Michael Mohr	10.39%
JYCO, LLC 720 University Avenue, Suite 200 Los Gatos, CA 95032 Attn: Gregory Hardester	0.52%
Supreme Oil Company, Inc. 80 South Dean Street Englewood, NJ 07631 Attn: John Matsen	0.52%
Mandam B.V. P.O. Box 5101 1380 GC Weesp, NL Attn: Paul Chatterton	10.39%
Padma Rag Datta Trust Kyle Datta, Trustee P.O. Box 390303 Captain Cook, HI 96739	0.20%
Jane Su and Richard Chow Revocable Trust 1536 Lake Street San Francisco, CA 94118	0.07%
TOTAL	100.00%

Exhibit B

Joint Instruction Letter

Pursuant to Section              of that certain Escrow Agreement (the “Escrow Agreement”) dated as of                  , 2010, by and among West Central Cooperative, an Iowa cooperative, the USBG Members (as defined therein), Wilcox, Polking, Gerken, Schwarzkopf & Copeland, P.C., as the Escrow Agent, and REG Newco, Inc., the undersigned hereby instruct and direct the Escrow Agent to release the Escrow Funds or a portion thereof on the date and in the manner and amount set forth below. Capitalized terms used but not defined in this Joint Instruction Letter shall have the meanings ascribed to such terms in the Escrow Agreement.

Release Date:                                   , 200

Total Release Amount: $                        .

Escrow Shares:

Instructions:

[If distribution is to USBG Members, then list each USBG Member, the amount to be distributed to each and the method of delivery for each.]

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IN WITNESS WHEREOF, the undersigned have caused this Joint Instruction Letter to be executed by their respective duly authorized officers, as of this              day of             , 200__.

WEST CENTRAL: WEST CENTRAL COOPERATIVE

By:
Name:
Title:

USBG REPRESENTATIVE:

USRG HOLDCO V, LLC

By:	USRG Management Company,
LLC, its Manager

By:
Name:	Jonathan Koch
Title:	Managing Director